Exhibit 12.1
Dycom Industries, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended	Fiscal Year Ended
	April 27, 2013	July 28, 2012	July 30, 2011	July 31, 2010	July 25, 2009	July 26, 2008
	(Dollars in thousands)
Earnings, as defined:
Income (loss) from continuing operations before cumulative effect of changes in accounting principles	$20,522	$39,378	$16,107	$5,849	$(53,094)	$24,404
Income tax expense (benefit)	13,631	25,183	12,377	4,881	(1,405)	13,180
Fixed charges included in the determination of net income	24,561	24,001	22,185	20,292	21,921	20,520
Total earnings, as defined	$58,714	$88,562	$50,669	$31,022	$(32,578)	$58,104

Fixed charges, as defined:
Interest charges	$16,584	$16,745	$16,017	$14,272	$14,743	$13,096
Rental interest factor	7,977	7,256	6,168	6,020	7,178	7,424
Total fixed charges, as defined	$24,561	$24,001	$22,185	$20,292	$21,921	$20,520

Ratio of earnings to fixed charges	2.4x	3.7x	2.3x	1.5x	(*)	2.8x

*The ratio of earnings to fixed charges was less than one-to-one for fiscal 2009 and earnings were insufficient to cover fixed charges by $76.4 million.